Exhibit 99.4
Employee Q&A: Stock Option Exchange Program
Q: Why is Intel submitting a stock option exchange program for stockholder approval in May?
A: Many employees hold a significant amount of stock options that are both underwater and approaching expiration. As a result, these stock options have not delivered the value to employees we intended to provide at the time they were granted. If approved, the stock option exchange program will allow us to address this issue, and increase the motivational and retention value of our stock program with no increase in cost to the company. We are confident that Intel will be successful in emerging from this downturn, and want employees to share in the company’s success.
Q: Why do we need stockholder approval?
A: Our 2006 Equity Incentive Plan specifically states that Intel must receive stockholder approval to provide a stock option exchange program. This plan is the stockholder approved plan that allows Intel to grant employee stock.
Q: When is the program likely to be implemented, and why not immediately after stockholder approval?
A: Implementation will occur within 9 months of receiving a positive vote at the stockholders meeting in May. The timing of implementation will be designed to make the greatest possible number of underwater options eligible for the exchange. Currently Q4 is expected to be optimal timing. Under the terms of the program, only options that have a grant price above the 52-week high stock price are eligible for the exchange. The current 52-week high price is approximately $24, therefore, the numerous stock option grants with grant prices ranging from $19 to $24 would NOT be eligible for an exchange program offered at this time. In Q4, however, the 52-week high price would be approximately $18 (unless the stock price goes above $18 before then); therefore, the majority of underwater options will be eligible for the exchange.
Q: What are the terms of the program?
A: Employees will be able to voluntarily exchange their eligible underwater stock options, for a fewer number of new stock options with a lower grant (exercise) price: the price of Intel stock on the day the new stock options are granted. The new stock options will vest over 4 years from the date of grant at a rate of 25% per year, and they will expire 7 years from the day of grant.
Q: Who will be eligible for the stock option exchange program?
A: At the time the program is implemented, and in countries where tax and legal requirements allow, eligibility will include all active employees who hold eligible underwater stock options. Certain stock options (and countries) may be excluded from the program, such as grants from mergers and acquisitions, or grants with a grant price below the 52-week high price of Intel stock at the time of implementation. However, the intent of the program is to allow for the exchange of as many underwater stock options as possible.
Q: Will employees currently in or about to enter redeployment be eligible to participate in the stock option exchange program?
A: Yes. Employees in redeployment can participate in the stock option exchange program as long as they are still employed with Intel at the time the program is implemented.
Q: Will executives participate in the program?
A: Yes, except for the members of Intel’s Board of Directors (including Craig Barrett) and the named executive officers of the company who are identified in the annual proxy statement submitted to the Securities and Exchange Commission (SEC). The named executive officers are: Paul Otellini, Stacy Smith, Andy Bryant, Sean Maloney and David Perlmutter.

Q: How will we find out the details of the stock option exchange program?
A: If the program is approved, an update will be shared with employees following the stockholder meeting in May. Employees will learn about the details of the program through a comprehensive communications and educational effort.
Q: Is there anything we need to do now to get ready for the program?
A: There’s nothing you need to do until after we receive stockholder approval in May and details of the program are communicated. However, employees who are stockholders are eligible to vote on the Stock Option Exchange Program. On April 3, all stockholders will get information about the Annual Stockholder Meeting (to be held on May 20) via Circuit and in an e-mail from Broadridge, Intel’s proxy agent. More information about the Stock Option Exchange Program is available in the proxy (available at www.intc.com). Voting for approval of the program is not the same thing as electing to participate in the program when it’s implemented.
Q: Why are we doing this now when we haven’t done it during other downturns?
A: First, in past downturns a large number of stock options have been underwater, but at no point in the past have virtually all outstanding stock options (over 99%) been underwater as they are today. Second, the magnitude of this downturn is unprecedented and the recovery time could be lengthy. By offering a stock option exchange, we hope to motivate employees to achieve superior results for Intel, and to benefit from the success of the company in the process.
Q: What will this program cost Intel?
A: Nothing. This exchange program is designed to be cost neutral.
Q: Does this program indicate a lack of confidence about the stock price growing in the future?
A: Absolutely not. We are confident that the company will emerge from this downturn stronger, yet also realize that the recovery could take some time. A good portion of employee’s underwater stock options are rapidly approaching expiration. By offering a stock option exchange, we hope to underscore our belief in the future of Intel.
If you have additional questions that are not answered in this Q&A document, please contact Ask ES. If you are in Israel or Latin America contact eCenter.

Important Legal Information
The Stock Option Exchange Program described in this communication has not yet commenced. Intel will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the Stock Option Exchange Program. Persons who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Stock Option Exchange Program.
In connection with the proposal to be voted on by Intel’s stockholders to approve the Stock Option Exchange Program discussed in this communication, Intel has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. Intel stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the Stock Option Exchange Program, because they will contain important information about the proposal to be voted on by stockholders with respect to the Stock Option Exchange Program.
Intel stockholders and option holders will be able to obtain the written materials described above and other documents filed by Intel with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by Intel with the SEC by directing a written request to: Intel Corporation, 2200 Mission College Boulevard, Santa Clara, California, 95054-1549, Attention: Investor Relations.